FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of March 2006.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Announces Establishment of Two Overseas Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on March 27, 2006, in Kyoto, Japan

Nidec Announces Establishment of Two Overseas Subsidiaries

Nidec Corporation (the “Company”) announced today the establishment of new manufacturing subsidiaries in Vietnam and China.

The details are as follows:

Outline of the new subsidiary in Vietnam

Company Name:

Nidec Vietnam Corporation

Location:

Lot No. I1-N2, Saigon High-Tech Park, Dist 9, Hochiminh City, Vietnam

Established:

October 2005

Paid-in Capital:

US$ 11 million (Wholly owned by the Company)

Board Members:

Chairman of the Board	Kenji Sawamura
Vice Chairman	Kunihiko Nishihara
President	Takeo Tamura
Director	Hiroshi Kobe

Description of Business:

Manufacture of fan motors

Start of Operation:

June 2006

Outline of the new subsidiary in China

Company Name:

Nidec Automobile Motor (Zhejiang) Corporation

Location:

1000 Huanbei 2’nd Rd，Pinghu Economic Development Zone, Zhejiang, China

Established:

February 2006

Paid-in Capital:

US$ 10 million (70% paid by the Company, 30% by Nidec (Dalian) Limited)

Board Members:

Chairman of the Board	Kenji Sawamura
President	Akizumi Chimura
Director	Hideyuki Ishii

Description of Business:

Manufacture of motors and components for automotive applications, including power steering system

Start of Operation:

July 2006

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